FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Signing of Project Finance Agreement for Paiton Expansion Project in Indonesia

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 8, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

March 8, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Signing of Project Finance Agreement for Paiton Expansion Project in Indonesia

Mitsui & Co., Ltd. (“Mitsui”) hereby announces that PT Paiton Energy (“PE”), an independent power producer in Indonesia, partially owned by Mitsui (*), has signed a US$1.2 billion project financing agreement on March 8th, 2010 with Japan Bank for International Cooperation and eight commercial banks to finance an expansion project (“Expansion Project”), for which total cost is US$1.5 billion.

Mitsui, as a major sponsor of PE since its foundation in 1994, has been continuously engaged in the operation and management of PE, which achieved commercial operation of a 1,230 MW thermal power plant at the Paiton Complex in 1999. PE will build, own and operate an additional 815 MW thermal power plant in the proximity of the existing plant and will generate and supply electricity to the state-owned electricity power company, PT PLN (Persero) (“PLN”) for 30 years. The Expansion Project is anticipated to commence commercial operation in April 2012.

Taking advantage of its expertise in the power plant business in Indonesia obtained through the operation and management of PE, Mitsui has been active in leading the development of the Expansion Project. The Government of Indonesia and PLN have been encouraging the introduction of additional power generating facilities and promoting independent power producer projects to meet the continuously increasing demand for power in Indonesia. The Expansion Project will share the existing on-site facilities of the existing power plant and this will enable PE to achieve efficient operation and a reduction in capital costs, thereby enabling PE to serve the development of Indonesia by supplying competitive electricity.

The construction and operation of power projects is one of the primary focuses of Mitsui’s infrastructure business, and the company will continue to develop its investment portfolio in such business field. Through development of this project, Mitsui will own 5,964MW of net generating capacity worldwide (which includes power plants under construction as well as the power project in Mexico for which Mitsui announced that it entered into a purchase agreement on December 24th, 2009). With the global increase in power demand, Mitsui will further promote its global power business by developing new projects of this kind and achieving the stable operation and management of its portfolio.

<Paiton Energy>
Company Name	:	PT. Paiton Energy
Address	:	Jakarta, Indonesia
		(Power Station located at Paiton, Province of East Java)
Date of Establishment	:	February, 1994
Line of Business	:	Generate and supply electricity to the state-owned electricity power company, PLN
Sponsors	:	Mitsui	:	36%
		IPM Eagle LLP(*)	:	45%
		The Tokyo Electric Power Company, Inc.	:	14%
		PT. Batu Hitam Perkasa (local company)	:	5%

Capacity	:	Existing Project 1,230MW (615MW x 2)
		Expansion Project 815MW
		Gross Capacity 2,045MW
		(Capacity owned by Mitsui 1,012MW)

*	IPM Eagle LLP : jointly owned by International Power (70%) and Mitsui (30%)

For further information, please contact:
Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

2